                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: November, 2007               Commission File Number: 001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F         Form 40-F   X
                                  -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes         No   X
                                  -----      -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AGRIUM INC.


Date: November 1, 2007                  By: /S/ GARY J. DANIEL
                                            ------------------------------------
                                        Name: Gary J. Daniel
                                        Title: Senior Legal Counsel &
                                               Assistant Corporate Secretary

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
-------   ----------------------
   1      Press Release dated November 1, 2007
   2      Management's Discussion and Analysis
   3      Interim Financial Statements and Notes


NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

October 31, 2007

Agrium Reports Solid Third Quarter, Expects Record Year

CALGARY, ALBERTA--(Marketwire - Nov. 1, 2007) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today net earnings for the third quarter of 2007 were $51-million ($0.38 diluted earnings per share) versus net earnings of $1-million ($0.01 diluted earnings per share) for the same period in 2006. Unrealized gas hedging losses of $20-million ($0.10 diluted earnings per share) are included in the third quarter's net earnings. Without these unrealized losses, diluted earnings per share would have been $0.48.

Agrium is providing second half 2007 guidance of $1.18 to $1.33 earnings per share, or $0.80 to $0.95 for the fourth quarter. Annual 2007 earnings per share are expected to be a record $2.80 to $2.95, despite the impact from the surge in the value of the Canadian dollar in 2007 and the unrealized gas hedging losses of $0.10 earnings per share in the third quarter resulting from the change in accounting for gas hedging adopted July 1, 2007.

Net earnings for the first nine months of the year were $269-million ($2.01 diluted earnings per share), significantly higher than net earnings of $95-million ($0.72 diluted earnings per share) for the same period last year.

"The fundamentals of our business remain excellent, with continued strong crop prices and a tight supply and demand balance for all three nutrients benefiting our Retail, Wholesale, and Advanced Technologies businesses. All our Wholesale operations are running well, we expect a solid fall application season in our core markets, and the outlook for the remainder of 2007 and 2008 is excellent," said Mike Wilson, Agrium President and CEO.

KEY RESULTS AND DEVELOPMENTS

- Retail EBITDA in the third quarter of 2007 was $26-million, an improvement of $26-million over the same period last year. The significant increase was largely a result of improved fertilizer margins, synergies achieved through the integration of the former Royster-Clark operations, and growth in our South American retail operations. Our Retail operations are on track to approach $200-million in EBITDA this year.

- Wholesale EBITDA in the third quarter was $126-million, an improvement of $48-million over the same period last year, reflecting improved margins for all nutrients and continued strong agriculture and nutrient markets. Our expectation for an excellent fourth quarter is largely a result of the strength in Wholesale margins and sales volumes for all three nutrients.

- Advanced Technologies EBITDA for the third quarter increased to $7-million, an improvement of $7-million for this new business unit over the same period last year. EBITDA was $25-million for the first nine months of 2007, with earnings surpassing our previous expectation for this business.

- The increase in the value of the Canadian dollar raised our effective 2007 annual tax rate to 36 percent from our previous expected rate of 34 percent, and increased our second half effective rate to 38 percent. This is due to an increase in Canadian future income taxes of approximately $11-million relating to the second half of 2007, due to foreign exchange gains on the translation of long-term debt. The stronger Canadian dollar also increased our production costs, primarily for potash and our Canadian phosphate operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 1, 2007

The following interim Management's Discussion and Analysis (MD&A) updates the annual MD&A included in our 2006 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A.

Forward-Looking Statements

The key assumptions that have been made in connection with our fourth quarter guidance include, but are not limited to, the following:

- Continuation of tight world fertilizer markets, supporting higher prices on sales volumes that were not pre-sold or priced in the third quarter of 2007;

- Continuation of strong domestic and international fertilizer demand reflecting high grain and oilseed prices;

- Weather patterns across North America and South America will support a normal fertilizer application season;

- Retail fertilizer and chemical sales volumes and margins above our 2006 levels;

-    No major plant shutdowns or outages are expected in the fourth quarter;

- The exchange rate for the Canadian dollar will not deviate significantly from the par exchange rate to the U.S. dollar in effect at the end of the third quarter;

- Stock-based compensation expense reflects Agrium's stock price at the end of the third quarter ($54.38) and a $1 change in stock price equates to a $0.01 change in earnings per share;

- The average NYMEX gas price for the fourth quarter will not deviate significantly from $7.65/MMBtu;

- Argentine urea sales prices to growers reflect current market conditions which approximate import prices; and,

- Mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods are excluded from the guidance range.

2007 Third Quarter Operating Results

NET EARNINGS

Agrium's third quarter consolidated net earnings were $51-million, or $0.38 diluted earnings per share, compared to earnings of $1-million, or $0.01 diluted earnings per share, for the same quarter of 2006. EBIT was $102-million for the third quarter of 2007 versus EBIT of $13-million for the third quarter of 2006. This improved EBIT performance was comprised of an increase in gross profit of $109-million net of an increase in operating expenses of $20-million.

Consolidated gross profit in the third quarter of 2007 was $305-million compared to $196-million in the third quarter of 2006. Strong crop prices drove increased retail crop input demand contributing to a $44-million increase in gross profit in our Retail business segment as sales and margins for fertilizer, chemical and seed all showed growth over the comparative period. Wholesale gross profit increased $56-million due to record third quarter gross profit for domestic nitrogen and phosphate combined with higher potash gross profit, slightly offset by a decrease in international nitrogen gross profit. Our Advanced Technologies business segment contributed an additional $7-million to our quarter-over-quarter gross profit increase.

The increase of $20-million in third quarter 2007 operating expenses reflects a combination of the following items:

- $16-million increase in Retail's selling expenses to $103-million primarily as a result of increased sales activity;

- $13-million increase in stock-based compensation expense to $23-million due to a significant increase in our share price;

- $21-million increase in unrealized losses to $20-million on mark-to-market adjustments for natural gas derivatives not qualifying for hedge accounting treatment, given we de-designated our gas derivatives effective July 1, 2007;

- $23-million increase in foreign exchange gains to $21-million primarily caused by unrealized foreign exchange gains attributable to the strengthening of the Canadian dollar;

- $10-million non-cash gain related to the freeze of a U.S. defined benefit pension plan in favor of introducing a defined contribution plan.

The increase in the value of the Canadian dollar resulted in an increase to our effective annual tax rate to 36 percent from our previous expected rate of 34 percent for calendar year 2007, and to 38 percent for the third quarter. This is due to an increase in Canadian future income taxes relating to foreign exchange gains on the translation of long-term debt.

FINANCIAL POSITION AND LIQUIDITY

Cash used in operating activities was $75-million in the third quarter of 2007. The net change in non-cash working capital from the second quarter of 2007 to the third quarter of 2007 was a use of cash of $219-million. Accounts receivable increased $21-million. While our trade accounts receivable decreased due to seasonality, we reduced the usage of our accounts receivable securitization facility by $182-million this quarter.As at September 30, 2007, we had sold $2-million under the securitization facility. Inventories increased by $171-million, split almost equally between Retail and Wholesale business segments. Retail inventories increased as we built up product to enter fall application season in North America and the spring season in South America. Wholesale inventories also increased due to seasonal building of ammonia inventories and raw materials. Prepaid expenses and deposits increased $145-million primarily due to pre-bought inventory in Retail and Wholesale combined with Wholesale turnaround costs. Accounts payable and accrued liabilities increased $88-million. Included in accounts payable was $190-million of customer prepayments for product, a seasonal increase of $106-million from the end of the second quarter of 2007.

Cash used in investing activities was $118-million for the third quarter of 2007. Included in investing activities were cash prepayments of $44-million related to construction of the Egypt nitrogen facility. These costs will be transferred to Property, plant and equipment as construction continues. The increase in Other assets includes cash payments for turnaround costs at our Redwater and Vanscoy production facilities.

Cash provided by financing activities was $179-million during the quarter. At September 30, 2007, our bank indebtedness was $318-million, an increase of $168-million over the second quarter. We utilized our bank indebtedness facilities in the quarter rather than our accounts receivable securitization facility, given that sub-prime issues in the market made the accounts receivable securitization facility more expensive to utilize. During the quarter we arranged access to, and drew $18-million from, $940-million of secured non-recourse Egypt project financing credit facilities. Previously, cash requirements for EAgrium were met with equity advances from owners, which totaled $225-million as at September 30, 2007. The financing is repayable over 15 years beginning December 2010. The facilities require compliance with certain covenants including a minimum ratio of 66.5 percent of project debt to 33.5 percent project equity during the construction period. Accordingly, future cash requirements of the project will be met solely from the project financing facilities until the above ratio is met.

On August 22, 2007 we filed a Universal Shelf Prospectus ("Universal Shelf") allowing us to offer up to $1-billion of debt, equity and other securities in Canada and the United States over a 25-month period. The Universal Shelf provides flexibility to reduce outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance capital expenditures, and/or for general corporate purposes if required. The terms of any future offerings will be established by market conditions at the time of offering. As of September 30, 2007, we had not issued any securities under the Universal Shelf. We withdrew our prospectus dated May 15, 2006 concurrent with the above filing.

During the quarter, we renewed our unsecured credit facility for an additional five years. In addition, we added a provision that allows us to expand the facility by up to $200-million.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's third quarter net sales were $427-million compared to $342-million in the third quarter of 2006. Gross profit was $134-million, a $44-million increase over the $90-million gross profit earned in the same quarter last year. EBIT was $17-million compared to 2006 third quarter EBIT loss of $9-million.

The increase in net sales and gross profit in the third quarter of 2007 versus the same quarter of 2006 was attributed to:

- Fertilizer sales increased $51-million (34 percent) to $201-million due to a favorable combination of increased volumes and selling prices. Gross profit improved $19-million (66 percent) to $48-million due to improved per tonne margins along with the increased volumes. Gross margins increased to 24 percent this quarter compared to 19 percent for the same quarter last year. Our fertilizer business benefited from a strong showing in our South American retail operations, which posted significant increases in third quarter fertilizer sales and gross profit.

- Chemical sales increased $11-million to $161-million and gross profit increased $16-million to $50-million. Our chemical business was aided by the stronger application of preventative fungicide treatments and increased insect pressure in the Cornbelt during the quarter. Chemical margins improved from 23 percent in the third quarter of 2006 to 31 percent this quarter primarily due to the realization of Royster-Clark chemical rebate synergies. To a lesser extent, our recently acquired facilities in Kansas and Oklahoma also contributed to the increase in chemical rebates for the quarter.

- Other product sales and gross profit for the third quarter of 2007 also improved over the prior year with a sales increase of $23-million to $65-million and gross profit increase of $9-million to $36-million. Sales and gross profit increases in our seed business accounted for $7-million and $3-million of the increases, respectively.

Retail selling expenses increased $16-million, from $87-million to $103-million. The additional expenses are primarily attributable to increased sales volumes and the addition of our recently acquired facilities in Kansas and Oklahoma. Selling expenses as a percentage of net sales have improved from 25 percent in the third quarter of 2006 to 24 percent for the third quarter this year.

Wholesale

Wholesale third quarter net sales were $563-million compared to $493-million in the third quarter of 2006. Gross profit increased to $158-million from $102-million in the same quarter last year. EBIT of $96-million was more than double the third quarter 2006 EBIT of $47-million.

The increase in net sales and gross profit in the third quarter of 2007 versus the same quarter of 2006 is attributed to:

- Nitrogen sales increased $22-million to $345-million and gross profit increased $19-million to $97-million. Gross profit for domestic nitrogen increased $56-million, primarily due to higher selling prices partially offset by higher costs resulting from a major planned turnaround at our Redwater plant. International gross profit decreased $37-million due to lower sales volumes as a result of decreased production at our Profertil plant from gas supply interruptions as Argentina experienced its coldest winter in more than 80 years. Our domestic nitrogen margins were only slightly lower this quarter than in the second quarter of 2007, despite lower benchmark urea and ammonia prices and a seasonally higher proportion of ammonia sales to the industrial segment.

- Potash sales increased $14-million to $65-million and gross profit increased $16-million to $33-million. International sales volumes and selling prices increased as a result of higher Canpotex requirements and improved global pricing. Sales volumes and average production costs were impacted by a planned turnaround in July and entering the quarter with low inventories. As a result, our potash margins were largely unchanged this quarter compared to the second quarter of 2007, despite higher selling prices. Our potash facility achieved near capacity production rates in both September and October.

- Phosphate sales increased $41-million to $108-million and gross profit increased $22-million to $26-million. The impact of higher selling prices and slightly higher sales volumes were partially offset by an increase in production costs. The increase in per unit production costs was due to higher costs at both our Conda and Redwater facilities. At Conda the increase was due to higher rock, sulphur and ammonia costs, while at Redwater it was due primarily to the higher Canadian dollar and a planned turnaround in the quarter. We have successfully addressed rock processing and costs challenges at our Kapuskasing phosphate rock mine. Our third quarter rock costs at our Kapuskasing rock mine continued to decline this quarter on a Canadian dollar per tonne basis, with costs down more than 30 percent from the same period last year. We do not anticipate importing phosphate rock in the future. Phosphate margins increased almost $100 per tonne versus the same period last year, and were up $13 per tonne compared to the second quarter of 2007.

Wholesale's overall natural gas cost in the third quarter of 2007 was $5.57/MMBtu compared to $4.61/MMBtu for the same quarter of 2006, due to higher U.S. hedged gas costs combined with higher international gas costs. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2007 was $6.13/MMBtu, with the AECO (Alberta) basis differential averaging $0.83/MMBtu lower than NYMEX.

All natural gas derivatives at July 1, 2007 were de-designated as cash flow hedges for accounting purposes and an unrealized net gain of $6-million, representing the expiry value of these positions at July 1, 2007, was deferred and recorded on the consolidated balance sheet. For the quarter ended September 30, 2007, $5-million of deferred losses were recorded in cost of product sold.

All realized and unrealized gains and losses for natural gas derivatives after July 1, 2007 are recognized in Other expenses. For the quarter ended September 30, 2007, an unrealized loss of $20-million was recorded in Other expenses, representing the change in fair value of natural gas derivatives resulting from a decline in the NYMEX and AECO price curve at September 30, 2007 compared to July 1, 2007. Net cash of $6-million paid on natural gas hedges settled in the third quarter was also included in Other expenses.

On September 25, 2007 we announced the closure of our Kenai nitrogen fertilizer operations at the end of the quarter. No expenses related to this closure were incurred during the quarter.

Advanced Technologies

Advanced Technologies' third quarter 2007 net sales were $46-million compared to $25-million in the third quarter of 2006. Gross profit was $11-million in the third quarter of 2007, or $7-million higher than the third quarter of 2006. EBIT was $3-million versus a loss of $3-million for the comparative period. These increases were primarily due to higher ESN margins as well as the inclusion of a full quarter's results for Pursell, which was acquired in August 2006.

Other

EBIT for our Other non-operating business segment for the third quarter of 2007 was a loss of $14-million compared to a loss of $22-million for the same period last year. The decrease in the EBIT loss of $8-million quarter-over-quarter is mainly due to a $21-million increase in foreign exchange gains attributable to the strengthening of the Canadian dollar in the third quarter of 2007 offset by a $12-million increase in stock-based compensation expense.

/T/

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                     2007                       2006               2005
                            ---------------------   ----------------------------   ----
                              Q3      Q2      Q1      Q4     Q3      Q2      Q1     Q4
                            -----   -----   -----   -----   ----   -----   -----   ----
Net sales                   $ 989   2,034     821     899    821   1,816     657    770
Gross profit                  305     572     188     231    196     397     132    207
Net earnings (loss)            51     229     (11)    (62)     1     142     (48)    54
Earnings (loss) per share
   -basic                   $0.38    1.71   (0.08)  (0.47)  0.01    1.08   (0.37)  0.41
   -diluted                 $0.38    1.70   (0.08)  (0.47)  0.01    1.06   (0.37)  0.40

/T/

The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The outlook for global and North American agricultural markets continues to be supported by rising global GDP levels, growth in demand for biofuels and less than optimal crop yields in a number of countries this year. December corn futures prices are $3.75/bu, 50 percent above the five year average. Though corn prices remain historically strong it is likely that growers will elect to grow more soybeans and wheat in 2008, resulting in lower corn area. World wheat ending stocks in 2007-08 were forecast by the USDA at their lowest level since 1975. Wheat producers are expected to receive record wheat prices and global seeded area of wheat is expected to increase significantly in the fall of 2007 and spring of 2008. We expect North American crop input demand to remain robust in the fall of 2007 and spring of 2008. Total international cropland is also expected to expand in the fall of 2007 and 2008, in part because of land not being re-enrolled in the Conservation Reserve Program in the U.S. and the European Commission reducing the land set-aside rate by 10 percent to zero.

The nitrogen market has been supported by strong international demand over the past few months. Though exports from China remain a risk to the urea market, strong demand from India is expected to keep the global nitrogen market in a tight to balanced condition through the end of 2007 and in 2008. Future operating rates of new Iranian nitrogen facilities remain an unknown. A potential risk to North American fertilizer demand in general is if 2007 U.S. corn yields are larger than expected which would further increase corn supplies resulting in lower prices and in turn lower corn area in 2008.

The outlook for the potash market remains positive for the medium-term as supply struggles to meet growing global demand. North American potash inventories remain very tight. Chinese demand for potash has been robust throughout 2007, with imports for the first eight months of the year 88 percent ahead of the same period in 2006. The current Chinese negotiations and associated demand in 2008 remain an important factor, creating some uncertainty for potash markets.

The outlook for the phosphate market continues to be positive. Demand has been strong in Europe and Brazil. Meanwhile, Chinese exportable supplies which were abundant in the first half of 2007 have declined. Supplies within the North American market are tight. September inventories of DAP and MAP combined were 30 percent lower than the five-year average. An uncertainty for the phosphate market looking ahead is the exportable supply from China.

Dry bulk international ocean freight rates have almost doubled over the past year and any further increase would be negative for international potash margins but positive for landed nitrogen prices in net importing regions of North and South America.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand, price level for our major products, future gas prices and availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange rates for U.S., Canadian, Argentine, and the Euro currencies, the rate of inflation in Western Canada in particular and in other regions in which we operate facilities, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls on fertilizers, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, and changes to construction cost, timing of construction, performance of other parties, and political risks associated with our recently announced Egyptian nitrogen project. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2007 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, November 1st at 10:30 a.m. MT (12:30 p.m.
ET). Please visit the following website: www.agrium.com.

THIRD QUARTER 2007

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

/T/

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

                                       Three months ended   Nine months ended
                                          September 30,       September 30,
                                       ------------------   ------------------
                                          2007     2006       2007     2006
                                         ------   -----      ------   ------
Sales                                    $1,043   $ 869      $3,999   $3,429
Direct freight                               54      48         155      135
                                         ------   -----      ------   ------
Net sales                                   989     821       3,844    3,294
Cost of product                             684     625       2,779    2,569
                                         ------   -----      ------   ------
Gross profit                                305     196       1,065      725
                                         ------   -----      ------   ------
Expenses
   Selling                                  109      97         334      285
   General and administrative                30      27          86       73
   Depreciation and amortization             44      44         128      128
   Royalties and other taxes                 11       5          30       17
   Other expenses (note 5)                    9      10          22       63
                                         ------   -----      ------   ------
                                            203     183         600      566
                                         ------   -----      ------   ------
Earnings before interest expense and
   income taxes                             102      13         465      159
   Interest on long-term debt                13      14          39       34
   Other interest                             5       2          12       11
                                         ------   -----      ------   ------
Earnings (loss) before income taxes          84      (3)        414      114
                                         ------   -----      ------   ------
   Current income taxes                      16      12          76       63
   Future income taxes (recovery)            17     (16)         69      (44)
                                         ------   -----      ------   ------
   Income taxes (recovery)                   33      (4)        145       19
                                         ------   -----      ------   ------
Net earnings                                 51       1         269       95
   Retained earnings - beginning of
      period                                810     671         602      584
   Common share dividends declared           --      --          (7)      (7)
   Transition adjustment on adoption
      of new accounting standards
      (note 1)                               --      --          (3)      --
                                         ------   -----      ------   ------
Retained earnings -- end of period       $  861   $ 672      $  861   $  672
                                         ======   =====      ======   ======
Earnings per share (note 6)
   Basic                                 $ 0.38   $0.01      $ 2.02   $ 0.72
   Diluted                               $ 0.38   $0.01      $ 2.01   $ 0.72

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                       Three months ended   Nine months ended
                                          September 30,       September 30,
                                       ------------------   -----------------
                                          2007     2006       2007     2006
                                         ------   -----      ------   ------
Operating
Net earnings                             $  51    $   1      $ 269    $  95
Items not affecting cash
   Depreciation and amortization            44       44        128      128
   Gain on disposal of assets and
      investments                           --       (1)        --       (1)
   Future income taxes (recovery)           17      (16)        69      (44)
   Pension curtailment gain                (10)       -        (10)      --
   Other                                    42      (39)        60       27
Net change in non-cash working
   capital                                (219)      20       (347)     (52)
                                         -----    -----      -----    -----
Cash (used in) provided by operating
   activities                              (75)       9        169      153
                                         -----    -----      -----    -----
Investing
   Capital expenditures                    (45)     (50)      (111)    (129)
   Acquisitions, net of cash
      acquired                              --      (88)        --     (648)
   Investment in equity affiliate           --       --        (68)      --
      (Increase) decrease in other
      assets                               (39)      (2)       (47)       8
   Proceeds from disposal of assets
      and investments                       10       --          9       74
   Other                                    --      (17)        --      (32)
   Prepaid construction costs at
      Egypt facility                       (44)      --       (197)      --
                                         -----    -----      -----    -----
Cash used in investing activities         (118)    (157)      (414)    (727)
                                         -----    -----      -----    -----
Financing
   Common shares                             3        2         11       22
   Bank indebtedness                       168      132         91      145
   Long-term debt issuance                  18       --         18      296
   Long-term debt repayment                 --       (9)        --     (136)
   Financing fees on long-term debt        (13)      --        (13)      --
   Common share dividends paid              (7)      (7)       (14)     (14)
   Issue of common shares by
      subsidiary
    to non-controlling interest             10       --         84       --
                                         -----    -----      -----    -----
Cash provided by financing activities      179      118        177      313
                                         -----    -----      -----    -----
Decrease in cash and cash equivalents      (14)     (30)       (68)    (261)
Cash and cash equivalents - beginning
   of period                                55       69        109      300
                                         -----    -----      -----    -----
Cash and cash equivalents - end of
   period                                $  41    $  39      $  41    $  39
                                         =====    =====      =====    =====

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                         As at September 30,        As at
                                       ----------------------   December 31,
                                        2007         2006           2006
                                       ------   -------------   ------------
ASSETS
Current assets
   Cash and cash equivalents           $   41       $   39         $  109
   Accounts receivable                    832          481            566
   Inventories (note 2)                   887          713            747
   Prepaid expenses and deposits          360           54            137
                                       ------       ------         ------
                                        2,120        1,287          1,559
Property, plant and equipment           1,426        1,521          1,332
Intangible assets                          75           70             75
Goodwill                                  181          154            174
Other assets                              209           96            103
Future income tax assets                   11           41             22
                                       ------       ------         ------
                                       $4,022       $3,169         $3,265
                                       ======       ======         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness                   $  318       $  158         $  227
   Accounts payable and accrued
   liabilities                            857          542            732
   Current portion of long-term debt        1            1              1
                                       ------       ------         ------
                                        1,176          701            960
Long-term debt                            669          671            669
Other liabilities                         277          250            265
Future income tax liabilities             210          223            131
                                       ------       ------         ------
                                        2,332        1,845          2,025
Non-controlling interest                  101            5              7
Shareholders' equity                    1,589        1,319          1,233
                                       ------       ------         ------
                                       $4,022       $3,169         $3,265
                                       ======       ======         ======

AGRIUM INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

                                                        Millions                         Millions of U.S. dollars
                                                           of      ---------------------------------------------------------------
                                                         shares                                       Accumulated
                                                        --------                                         other           Total
                                                         Common    Common   Contributed   Retained   comprehensive   shareholders'
                                                         shares    shares     surplus     earnings       income          equity
                                                        --------   ------   -----------   --------   -------------   -------------
Balance as at December 31, 2006                           133       $617         $5         $602          $ 9           $1,233
   Transition adjustments for net deferred gains on
      cash flow hedges (net of tax) (note 1)                                                  (3)           5                2
                                                          ---       ----        ---         ----          ---           ------
Balance as at January 1, 2007                             133        617          5          599           14            1,235
                                                                                                                        ------
   Net earnings                                                                              269                           269
   Unrealized gains on financial cash flow hedges (a)                                                      19               19
   Unrealized losses on available for sale assets                                                          (1)              (1)
   Foreign currency translation adjustment                                                                 62               62
                                                                                                                        ------
   Comprehensive income                                                                                                    349
   Common share dividends                                                                     (7)                           (7)
   Stock compensation exercise and grants                   1         12                                                    12
                                                          ---       ----        ---         ----          ---           ------
Balance as at September 30, 2007                          134       $629         $5         $861          $94           $1,589
                                                          ===       ====        ===         ====          ===           ======
Balance as at December 31, 2005                           131       $583         $3         $584          $10           $1,180
                                                                                                                        ------
   Net earnings                                                                               95                            95
   Foreign currency translation adjustment                                                                 27               27
                                                                                                                        ------
   Comprehensive income                                                                                                    122
   Common share dividends                                                                     (7)                           (7)
   Stock compensation exercise and grants                   1         23          1                                          24
                                                          ---       ----        ---         ----          ---           ------
Balance as at September 30, 2006                          132       $606         $4         $672          $37           $1,319
                                                          ===       ====        ===         ====          ===           ======

Notes to accumulated other comprehensive income:

(a)  Net of tax of $2-million and non-controlling interest of $10-million.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2007
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

/T/

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2006. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year's presentation.

/T/

Accounting Standards and Policy Changes Adopted During Reporting Periods

                                                    Date and Method
Description                                           of Adoption        Impact
-----------                                        ----------------   -----------
Comprehensive Income consists of net income and    January 1, 2007;   Material
   other comprehensive income (OCI). OCI           prospective        prospective
   represents changes in shareholders' equity                         impact
   during a period arising from transactions and
   other events with non-owner sources. The
   Corporation's OCI consists of unrealized

   gains or losses on translation of
   self-sustaining foreign operations and gains and losses and changes in the fair value of the effective portion of cash flow hedging instruments. OCI is presented net of related income taxes. Cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category of shareholders' equity on the consolidated balance sheet. Cumulative translation adjustments (December 31, 2006-
   $9-million) consisting of gains and losses on translation of self-sustaining foreign operations, previously segregated as a separate component of shareholders' equity, are now included in AOCI.

Financial Instruments - Recognition and            January 1, 2007;   Material
   Measurement. The new standards establish        prospective        prospective
   that all financial assets and financial                            impact
   liabilities must be initially recorded at
   fair value on the consolidated balance
   sheet. Subsequent measurement is determined
   by the classification of each financial
   asset and liability, according to the
   following categories:

Financial Instrument    As Classified by Agrium    Subsequent Measurement of
   Classification                                     Gains or Losses at
                                                      Each Period End

Assets or liabilities   Cash and cash              Fair value; unrealized
   held for trading        equivalents;               gains or losses
                           derivative financial       recognized in net income
                           instruments that are
                           not cash flow hedges

Available for sale      Other investments          Fair value; unrealized
   financial assets                                   gains and losses
                                                      recognized in OCI (except
                                                      for excluded
                                                      investments); recognized
                                                      in net income on sale of
                                                      the asset or when asset
                                                      is written down as
                                                      impaired

Held to maturity        None                       Amortized cost using the
   investments                                        effective interest rate
Loans and receivables   Accounts receivable           method; if
Other financial         Bank indebtedness,            asset/liability is
   liabilities             accounts payable,          derecognized or asset is
                           long- term debt            impaired, recognized in
                                                      net income

/T/

For the Corporation, amortized cost generally corresponds to cost. Certain financial instruments are exempt from the standards, including specific long-term investments, assets and obligations arising from employee future benefit plans, and obligations relating to stock-based compensation. The Corporation's investments consist mainly of equity instruments that are excluded from the new standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale.

Certain deferred debt issuance costs previously reported in other assets have been reclassified prospectively and are now reported as a reduction of debt obligations.

All derivative instruments are recorded in the balance sheet at fair value unless exempted from derivative treatment as normal purchases and sales. Under the previous standards, derivatives that met the requirements for hedge accounting were generally recorded on an accrual basis.

/T/

                                                         Date and
                                                          Method
                                                           of
Description                                              Adoption    Impact
-----------                                            -----------   ------
Hedges. The standard establishes when and how hedge    January 1,    See
   accounting may be applied, as well as certain       2007;         table
   disclosure requirements. The standard specifies     prospective   below
   three types of hedging relationships: fair value
   hedges, cash flow hedges, and hedges of a net
   investment in self-sustaining foreign operations.
   Application of hedge accounting is optional. The
   Corporation has elected to apply hedge accounting
   to certain derivative financial instruments
   consisting of gas and foreign exchange cash flow
   hedge contracts.

Upon initial application of the above, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to opening retained earnings or AOCI, depending on the classification of existing assets or liabilities. Transition adjustments relating to derivative contracts designated as cash flow hedges at January 1, 2007 include the following (millions of U.S.
dollars):

                                                         Income
Balance sheet category                           Gross    taxes   Net
----------------------                           -----   ------   ---
Retained earnings
Ineffective portion of qualifying cash flow
   hedges                                         $(4)    $ 1     $(3)
                                                  ---     ---     ---
Accumulated other comprehensive income
Unrealized gains on effective cash flow hedges    $ 8     $(3)    $ 5
                                                  ===     ===     ===

Stripping Costs Incurred in the Production Phase of        January 1,      No
   a Mining Operation requires that costs of removing      2007;           material
   overburden and mineral waste materials should be        prospective     impact
   accounted for according to the benefit received by
   the entity and recorded as either a component of
   inventory or a betterment to the mineral property,
   depending on the benefit received.

Changes in Accounting Policies, Estimates and              January 1,      No
   Corrections of Errors provides guidance as to the       2007;           material
   application of voluntary changes in accounting          prospective     impact
   policy, and provides for retrospective application
   of changes in accounting policy and error.

Determining Variability to be Considered in                January 1,      No
   Consolidation of Variable Interest Entities             2007;           material
   provides guidance in determining the application        prospective     impact
   of accounting standards regarding consolidation of
   variable interest entities based on analysis of the
   design of the entity, including its purpose and the
   nature of risks in the entity.

Income Taxes. The Corporation changed its method of        April 1,        No
   accounting for income tax uncertainties whereby a tax   2007;           material
   benefit will be recognized if it is more likely than    retrospective   impact
   not that the position should be sustained on
   examination. Previously, a tax benefit was recognized
   only when it was probable that the position should be
   sustained on examination. The Corporation believes
   that the threshold of "more likely than not" is more
   widely understood than "probable" and, consequently,
   the new Accounting Policy provides more reliable and
   relevant information.

Accounting Policy Choice for Transaction Costs             July 1,         No
   requires the same accounting policy choice for all      2007;           material
   similar financial instruments or groups of              retrospective   impact
   financial instruments classified as other than held
   for trading.

Accounting Standards and Policy Changes Not Yet Implemented

                                                  Date and Method
Description                                         of Adoption       Impact
-----------                                      ----------------   ---------
Financial Instruments - Disclosures,             January 1, 2008;   Currently
   Financial Instruments - Presentation, and     prospective        being
   Capital Disclosures, require the                                 reviewed
   Corporation to provide additional
   disclosures relating to its financial
   instruments, including hedging instruments,
   and about its capital.

Inventories establishes standards for the       January 1, 2008;   Currently
   measurement and disclosure of inventories    retrospective      being
   including guidance on the determination of                      reviewed
   cost.

2.   INVENTORIES

                     September 30,   September 30,   December 31,
                          2007            2006           2006
                     -------------   -------------   ------------
Raw materials             $166            $117           $123
Finished goods             169             228            189
Product for resale         552             368            435
                          ----            ----           ----
Total inventories         $887            $713           $747
                          ====            ====           ====

/T/

3.   ACCOUNTS RECEIVABLE

At September 30, 2007, the Corporation had sold $2-million (September 30, 2006 - $167-million) under its accounts receivable securitization facility.

/T/

4.   EMPLOYEE FUTURE BENEFITS

                                      Three months ended   Nine months ended
                                         September 30,       September 30,
                                      ------------------   -----------------
                                          2007   2006         2007   2006
                                          ----   ----         ----   ----
Pension plans
   Defined benefit
   Service cost                           $  1   $ 2          $  5   $ 5
   Interest cost                             3     2             8     7
   Expected return on plan assets           (2)   (3)           (7)   (7)
   Amortization of actuarial losses         --     1             1     3
   Curtailment gain                        (10)   --           (10)   --
                                          ----   ---          ----   ---
                                            (8)    2            (3)    8
   Defined contribution                      4     3            13    12
                                          ----   ---          ----   ---
                                            (4)    5            10    20
                                          ----   ---          ----   ---
Post-retirement benefit plans
   Service cost                              1     1             3     2
   Interest cost                             1    --             3     1
   Amortization of actuarial losses          1    --             2    --
                                          ----   ---          ----   ---
                                             3     1             8     3
                                          ----   ---          ----   ---
Total expense                             $ (1)  $ 6          $ 18   $23
                                          ====   ===          ====   ===

During the quarter, the Corporation recognized a curtailment gain of $10-million relating to its U.S. defined benefit plan.

5.   OTHER EXPENSES

                                   Three months ended   Nine months ended
                                      September 30,       September 30,
                                   ------------------   -----------------
                                       2007   2006         2007   2006
                                       ----   ----         ----   ----
Interest income                        $ (9)  $(6)         $(20)  $(11)
Stock-based compensation                 23    10            63     19
Environmental remediation and
   accretion of asset retirement
   obligation                             2     7            (6)    11
Net realized and unrealized loss
   (gain) on non-qualifying
   derivatives                           25    (1)           23     38
Foreign exchange (gain) loss            (21)    2           (39)    --
Provision for doubtful accounts           3     2             9      5
Pension curtailment gain                (10)   --           (10)    --
Other                                    (4)   (4)            2      1
                                       ----   ---          ----   ----
Total other expenses                   $  9   $10          $ 22   $ 63
                                       ====   ===          ====   ====

6.   EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

                                  Three months ended   Nine months ended
                                     September 30,       September 30,
                                  ------------------   -----------------
                                      2007    2006        2007    2006
                                     -----   -----       -----   -----
Numerator:
   Net earnings and numerator
      for basic and diluted
      earnings per share             $  51   $   1       $ 269   $  95
                                     =====   =====       =====   =====
Denominator:
   Weighted average denominator
      for basic earnings per
      share                            134     132         133     132
   Dilutive instruments:
   Stock options (a)                     1       1           1       1
                                     -----   -----       -----   -----
   Denominator for diluted
   earnings per share                  135     133         134     133
                                     =====   =====       =====   =====
  Basic earnings per share           $0.38   $0.01       $2.02   $0.72
  Diluted earnings per share         $0.38   $0.01       $2.01   $0.72

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

/T/

There were 134 million common shares outstanding at September 30, 2007 (September 30, 2006 - 132 million). As at September 30, 2007, the Corporation has outstanding approximately three million (September 30, 2006 - five million) options and options with tandem stock appreciation rights to acquire common shares.

7.   FINANCIAL INSTRUMENTS

The fair value of derivative instruments qualifying for hedge accounting is recorded as the estimated amount that the Corporation would receive (pay) to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models. Fair value of natural gas, foreign exchange and interest rate hedges at September 30, 2007 was nil (September 30, 2006 - $8-million; December 31, 2006 - $4-million), $30-million (September 30, 2006 - $3-million; December 31, 2006 - nil), and $(6)-million (September 30, 2006 - nil; December 31, 2006 - nil), respectively.

Effective July 1, 2007, the Corporation elected to discontinue hedge accounting on derivative contracts that had been designated as cash flow hedges of future natural gas purchases. At the date of de-designation, the hedges were considered as effective. As the hedged anticipated gas purchases are probable to occur, accumulated unrealized gains and losses and changes in fair value of $6-million on the derivative contracts as of July 1, 2007 were recorded in accumulated other comprehensive income.

The fair value of non-qualifying derivative instruments at September 30, 2007 was $(5)-million (September 30, 2006 - $2-million; December 31, 2006 - $4-million).

The amount of net gains and (losses) reported in AOCI expected to be reclassified to net income in the next 12 months is $5-million.

8.   EGYPT NITROGEN PROJECT

The Corporation holds a 60 percent interest in a subsidiary which has entered into contractual obligations for the construction of a nitrogen facility and infrastructure in Egypt. Related commitments include a lump sum turnkey construction contract, financing, and a 25-year natural gas contract for the facility. Total planned construction and related costs are approximately $1.2-billion before capitalized interest. Construction is expected to be completed in 2010.

The Corporation has hedged its exposure to foreign exchange rate fluctuations on Egypt facility construction costs denominated in Euros, and its exposure to floating interest rates on related financing.

Project financing consists of secured non-recourse credit facilities of $940-million. The financing bears interest at LIBOR plus a variable margin and is repayable over 15 years beginning December 2010. The Corporation is required to maintain certain covenants including a minimum ratio of project debt to equity during the construction period. To September 30, 2007, the Corporation drew $18-million on the facilities.

9. SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

/T/

AGRIUM INC.                                                           Schedule 1
Segmentation
(Unaudited - millions of U.S. dollars)

                          Three Months Ended September 30
                     ----------------------------------------
                                                   Advanced
                        Retail      Wholesale    Technologies
                     -----------   -----------   ------------
                     2007   2006   2007   2006    2007   2006
                     ----   ----   ----   ----    ----   ----
Net sales
   - external        $420   $342   $524   $457    $45    $22
   - inter-segment      7     --     39     36      1      3
                     ----   ----   ----   ----    ---    ---
Total net sales       427    342    563    493     46     25
Cost of product       293    252    405    391     35     21
                     ----   ----   ----   ----    ---    ---
Gross profit         $134   $ 90   $158   $102    $11    $ 4
                     ====   ====   ====   ====    ===    ===
Gross profit %         31%    26%    28%    21%    24%    16%
                     ====   ====   ====   ====    ===    ===
Selling Expenses     $103   $ 87   $  7   $  9    $ 2    $ 2
EBITDA (1)           $ 26   $ --   $126   $ 78    $ 7    $--
EBIT (2)             $ 17   $ (9)  $ 96   $ 47    $ 3    $(3)

                        Other          Total
                     -----------   ------------
                     2007   2006   2007    2006
                     ----   ----   -----   ----
Net sales
   - external        $ --   $ --   $989    $821
   - inter-segment    (47)   (39)    --      --
                     ----   ----   ----    ----
Total net sales       (47)   (39)   989     821
Cost of product       (49)   (39)   684     625
                     ----   ----   ----    ----
Gross profit         $  2   $ --   $305    $196
                     ====   ====   ====    ====
Gross profit %         (4%)   --     31%     24%
                     ====   ====   ====    ====
Selling Expenses     $ (3)  $ (1)  $109    $ 97
EBITDA (1)           $(13)  $(21)  $146    $ 57
EBIT (2)             $(14)  $(22)  $102    $ 13

                              Nine Months Ended September 30
                     ------------------------------------------------
                                                           Advanced
                          Retail          Wholesale      Technologies
                     ---------------   ---------------   ------------
                      2007     2006     2007     2006     2007   2006
                     ------   ------   ------   ------   -----   ----
Net sales
   - external        $1,904   $1,591   $1,781   $1,641    $159   $62
   - inter-segment        7       --      156       92      20     3
                     ------   ------   ------   ------    ----   ---
Total net sales       1,911    1,591    1,937    1,733     179    65
Cost of product       1,414    1,221    1,406    1,395     139    53
                     ------   ------   ------   ------    ----   ---
Gross profit         $  497   $  370   $  531   $  338    $ 40   $12
                     ======   ======   ======   ======    ====   ===
Gross profit %           26%      23%      27%      20%     22%   18%
                     ======   ======   ======   ======    ====   ===
Selling Expenses     $  315   $  263   $   20   $   23    $  6   $ 3
EBITDA (1)           $  163   $   97   $  479   $  253    $ 25   $ 6
EBIT (2)             $  138   $   75   $  390   $  155    $ 15   $ 1

                         Other            Total
                     -------------   ---------------
                      2007    2006    2007     2006
                     -----   -----   ------   ------
Net sales
   - external        $  --   $  --   $3,844   $3,294
   - inter-segment    (183)    (95)      --       --
                     -----   -----   ------   ------
Total net sales       (183)    (95)   3,844    3,294
Cost of product       (180)   (100)   2,779    2,569
                     -----   -----   ------   ------
Gross profit         $  (3)  $   5   $1,065   $  725
                     =====   =====   ======   ======
Gross profit %           2%     (5%)     28%      22%
                     =====   =====   ======   ======
Selling Expenses     $  (7)  $  (4)  $  334   $  285
EBITDA (1)           $ (74)  $ (69)  $  593   $  287
EBIT (2)             $ (78)  $ (72)  $  465   $  159

(1) Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Earnings (loss) before interest expense and income taxes.

AGRIUM INC.                                                          Schedule 2a
Product Lines
Three Months Ended September 30,
(Unaudited - millions of U.S. dollars)

                                                               2007
                                    ----------------------------------------------------------
                                            Cost of             Sales     Selling
                                     Net    Product    Gross    Tonnes     Price       Margin
                                    Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    -----   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                       $ 85     $ 76      $  9       246       $346        $ 37
      Urea                           172      108        64       484        355         132
      Nitrate, Sulphate and Other     88       64        24       334        263          72
                                    ----     ----      ----     -----
      Total Nitrogen                 345      248        97     1,064        324          91
   Phosphate                         108       82        26       223        484         117
   Potash (2)                         65       32        33       354        184          93
   Product Purchased for Resale       45       43         2       121        372          17
                                    ----     ----      ----     -----
                                     563      405       158     1,762        320          90
                                    ----     ----      ----     -----
Retail (3)
   Fertilizers                       201      153        48
   Chemicals                         161      111        50
   Other                              65       29        36
                                    ----     ----      ----
                                     427      293       134
                                    ----     ----      ----
Advanced Technologies
   Controlled Release
      Products                        37       28         9
   Other                               9        7         2
                                    ----     ----      ----
                                      46       35        11
                                    ----     ----      ----
Other inter-segment eliminations     (47)     (49)        2
                                    ----     ----      ----
Total                               $989     $684      $305
                                    ====     ====      ====

                                                               2006
                                    ----------------------------------------------------------
                                            Cost of             Sales     Selling
                                     Net    Product    Gross    Tonnes     Price       Margin
                                    Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    -----   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                        $ 74     $ 68     $  6       249       $297        $24
      Urea                            199      133       66       821        242         80
      Nitrate, Sulphate and Other      50       44        6       245        204         24
                                     ----     ----     ----     -----
      Total Nitrogen                  323      245       78     1,315        246         59
   Phosphate                           67       63        4       204        328         20
   Potash (2)                          51       34       17       325        157         52
   Product Purchased for Resale        52       49        3       242        215         12
                                     ----     ----     ----     -----
                                      493      391      102     2,086        236         49
                                     ----     ----     ----     -----
Retail (3)
   Fertilizers                        150      121       29
   Chemicals                          150      116       34
   Other                               42       15       27
                                     ----     ----     ----
                                      342      252       90
                                     ----     ----     ----
Advanced Technologies Controlled
   Release
   Products                            19       16        3
   Other                                6        5        1
                                     ----     ----     ----
                                       25       21        4
                                     ----     ----     ----
Other inter-segment eliminations      (39)     (39)      --
                                     ----     ----     ----
Total                                $821     $625     $196
                                     ====     ====     ====

(1) International nitrogen sales were 198,000 tonnes (2006-457,000); net sales were $53-million (2006-$111-million) and gross profit was $18-million (2006-$55-million).

(2) International potash sales were 185,000 tonnes (2006-152,000); net sales were $30-million (2006-$20-million) and gross profit was $16-million (2006-$11-million).

(3) International retail net sales were $82-million (2006-$51-million) and gross profit was $14-million (2006-$8-million).

AGRIUM INC.                                                          Schedule 2b
Product Lines
Nine Months Ended September 30,
(Unaudited - millions of U.S. dollars)

                                                                2007
                                    -----------------------------------------------------------
                                             Cost of             Sales     Selling
                                      Net    Product    Gross    Tonnes     Price       Margin
                                     Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                       $  329   $  265    $   64      875      $  376       $ 73
      Urea                             518      325       193    1,529         339        126
      Nitrate, Sulphate and Other      333      254        79    1,302         256         61
                                    ------   ------    ------    -----
      Total Nitrogen                 1,180      844       336    3,706         318         91
   Phosphate                           327      256        71      755         433         94
   Potash (2)                          212      102       110    1,222         173         90
   Product Purchased for Resale        218      204        14      692         315         20
                                    ------   ------    ------    -----
                                     1,937    1,406       531    6,375         304         83
                                    ------   ------    ------    -----
Retail (3)
   Fertilizers                       1,060      808       252
   Chemicals                           532      407       125
   Other                               319      199       120
                                    ------   ------    ------
                                     1,911    1,414       497
                                    ------   ------    ------
Advanced Technologies
   Controlled Release
      Products                         150      116        34
   Other                                29       23         6
                                    ------   ------    ------
                                       179      139        40
                                    ------   ------    ------
Other inter-segment eliminations      (183)    (180)       (3)
                                    ------   ------    ------
Total                               $3,844   $2,779    $1,065
                                    ======   ======    ======

                                                                2006
                                    -----------------------------------------------------------
                                             Cost of             Sales     Selling
                                      Net    Product    Gross    Tonnes     Price       Margin
                                     Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                       $  316   $  272     $ 44       890      $  355      $ 49
      Urea                             529      381      148     1,981         267        75
      Nitrate, Sulphate and Other      187      153       34       794         236        43
                                    ------   ------     ----     -----
      Total Nitrogen                 1,032      806      226     3,665         282        62
   Phosphate                           237      214       23       726         326        32
   Potash (2)                          164       90       74       968         169        76
   Product Purchased for Resale        300      285       15     1,195         251        13
                                    ------   ------     ----     -----
                                     1,733    1,395      338     6,554         264        52
                                    ------   ------     ----     -----
Retail (3)
   Fertilizers                         819      649      170
   Chemicals                           510      405      105
   Other                               262      167       95
                                    ------   ------     ----
                                     1,591    1,221      370
                                    ------   ------     ----
Advanced Technologies
   Controlled Release
      Products                          44       37        7
   Other                                21       16        5
                                    ------   ------     ----
                                        65       53       12
                                    ------   ------     ----
Other inter-segment eliminations       (95)    (100)       5
                                    ------   ------     ----
Total                               $3,294   $2,569     $725
                                    ======   ======     ====

(1) International nitrogen sales were 566,000 tonnes (2006-1,129,000); net sales were $158-million (2006-$276-million) and gross profit was $57-million (2006-$117-million).

(2) International potash sales were 601,000 tonnes (2006-370,000); net sales were $85-million (2006-$48-million) and gross profit was $47-million (2006-$25-million).

(3) International retail net sales were $159-million (2006-$107-million) and gross profit was $30-million (2006-$18-million).

/T/

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors

SUBJECT: ERN

-0-

(AGRIUM LOGO)

                               THIRD QUARTER 2007

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                       FOR THE THREE AND NINE MONTHS ENDED
                               SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 1, 2007

The following interim Management's Discussion and Analysis (MD&A) updates the annual MD&A included in our 2006 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A.

Forward-Looking Statements

The key assumptions that have been made in connection with our fourth quarter guidance include, but are not limited to, the following:

- Continuation of tight world fertilizer markets, supporting higher prices on sales volumes that were not pre-sold or priced in the third quarter of 2007;

- Continuation of strong domestic and international fertilizer demand reflecting high grain and oilseed prices;

- Weather patterns across North America and South America will support a normal fertilizer application season;

- Retail fertilizer and chemical sales volumes and margins above our 2006 levels;

-    No major plant shutdowns or outages are expected in the fourth quarter;

- The exchange rate for the Canadian dollar will not deviate significantly from the par exchange rate to the U.S. dollar in effect at the end of the third quarter;

- Stock-based compensation expense reflects Agrium's stock price at the end of the third quarter ($54.38) and a $1 change in stock price equates to a $0.01 change in earnings per share;

- The average NYMEX gas price for the fourth quarter will not deviate significantly from $7.65/MMBtu;

- Argentine urea sales prices to growers reflect current market conditions which approximate import prices; and,

- Mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods are excluded from the guidance range.

2007 Third Quarter Operating Results

NET EARNINGS

Agrium's third quarter consolidated net earnings were $51-million, or $0.38 diluted earnings per share, compared to earnings of $1-million, or $0.01 diluted earnings per share, for the same quarter of 2006. EBIT was $102-million for the third quarter of 2007 versus EBIT of $13-million for the third quarter of 2006. This improved EBIT performance was comprised of an increase in gross profit of $109-million net of an increase in operating expenses of $20-million.

Consolidated gross profit in the third quarter of 2007 was $305-million compared to $196-million in the third quarter of 2006. Strong crop prices drove increased retail crop input demand contributing to a $44-million increase in gross profit in our Retail business segment as sales and margins for fertilizer, chemical and seed all showed growth over the comparative period. Wholesale gross profit increased $56-million due to record third quarter gross profit for domestic nitrogen and phosphate combined with higher potash gross profit, slightly offset by a decrease in international nitrogen gross profit. Our Advanced Technologies business segment contributed an additional $7-million to our quarter-over-quarter gross profit increase.

The increase of $20-million in third quarter 2007 operating expenses reflects a combination of the following items:

- $16-million increase in Retail's selling expenses to $103-million primarily as a result of increased sales activity;

- $13-million increase in stock-based compensation expense to $23-million due to a significant increase in our share price;

- $21-million increase in unrealized losses to $20-million on mark-to-market adjustments for natural gas derivatives not qualifying for hedge accounting treatment, given we de-designated our gas derivatives effective July 1, 2007;

- $23-million increase in foreign exchange gains to $21-million primarily caused by unrealized foreign exchange gains attributable to the strengthening of the Canadian dollar;

- $10-million non-cash gain related to the freeze of a U.S. defined benefit pension plan in favor of introducing a defined contribution plan.

The increase in the value of the Canadian dollar resulted in an increase to our effective annual tax rate to 36 percent from our previous expected rate of 34 percent for calendar year 2007, and to 38 percent for the third quarter. This is due to an increase in Canadian future income taxes relating to foreign exchange gains on the translation of long-term debt.

FINANCIAL POSITION AND LIQUIDITY

Cash used in operating activities was $75-million in the third quarter of 2007. The net change in non-cash working capital from the second quarter of 2007 to the third quarter of 2007 was a use of cash of $219-million. Accounts receivable increased $21-million. While our trade accounts receivable decreased due to seasonality, we reduced the usage of our accounts receivable securitization facility by $182-million this quarter.As at September 30, 2007, we had sold $2-million under the securitization facility. Inventories increased by $171-million, split almost equally between Retail and Wholesale business segments. Retail inventories increased as we built up product to enter fall application season in North America and the spring season in South America. Wholesale inventories also increased due to seasonal building of ammonia inventories and raw materials. Prepaid expenses and deposits increased $145-million primarily due to pre-bought inventory in Retail and Wholesale combined with Wholesale turnaround costs. Accounts payable and accrued liabilities increased $88-million. Included in accounts payable was $190-million of customer prepayments for product, a seasonal increase of $106-million from the end of the second quarter of 2007.

Cash used in investing activities was $118-million for the third quarter of 2007. Included in investing activities were cash prepayments of $44-million related to construction of the Egypt nitrogen facility. These costs will be transferred to Property, plant and equipment as construction continues. The increase in Other assets includes cash payments for turnaround costs at our Redwater and Vanscoy production facilities.

Cash provided by financing activities was $179-million during the quarter. At September 30, 2007, our bank indebtedness was $318-million, an increase of $168-million over the second quarter. We utilized our bank indebtedness facilities in the quarter rather than our accounts receivable securitization facility, given that sub-prime issues in the market made the accounts receivable securitization facility more expensive to utilize. During the quarter we arranged access to, and drew $18-million from, $940-million of secured non-recourse Egypt project financing credit facilities. Previously, cash requirements for EAgrium were met with equity advances from owners, which totaled $225-million as at September 30, 2007. The financing is repayable over 15 years beginning December 2010. The facilities require compliance with certain covenants including a minimum ratio of 66.5 percent of project debt to 33.5 percent project equity during the construction period. Accordingly, future cash requirements of the project will be met solely from the project financing facilities until the above ratio is met.

On August 22, 2007 we filed a Universal Shelf Prospectus ("Universal Shelf") allowing us to offer up to $1-billion of debt, equity and other securities in Canada and the United States over a 25-month period. The Universal Shelf provides flexibility to reduce outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance capital expenditures, and/or for general corporate purposes if required. The terms of any future offerings will be established by market conditions at the time of offering. As of September 30, 2007, we had not issued any securities under the Universal Shelf. We withdrew our prospectus dated May 15, 2006 concurrent with the above filing.

During the quarter, we renewed our unsecured credit facility for an additional five years. In addition, we added a provision that allows us to expand the facility by up to $200-million.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's third quarter net sales were $427-million compared to $342-million in the third quarter of 2006. Gross profit was $134-million, a $44-million increase over the $90-million gross profit earned in the same quarter last year. EBIT was $17-million compared to 2006 third quarter EBIT loss of $9-million.

The increase in net sales and gross profit in the third quarter of 2007 versus the same quarter of 2006 was attributed to:

- Fertilizer sales increased $51-million (34 percent) to $201-million due to a favorable combination of increased volumes and selling prices. Gross profit improved $19-million (66 percent) to $48-million due to improved per tonne margins along with the increased volumes. Gross margins increased to 24 percent this quarter compared to 19 percent for the same quarter last year. Our fertilizer business benefited from a strong showing in our South American retail operations, which posted significant increases in third quarter fertilizer sales and gross profit.

- Chemical sales increased $11-million to $161-million and gross profit increased $16-million to $50-million. Our chemical business was aided by the stronger application of preventative fungicide treatments and increased insect pressure in the Cornbelt during the quarter. Chemical margins improved from 23 percent in the third quarter of 2006 to 31 percent this quarter primarily due to the realization of Royster-Clark chemical rebate synergies. To a lesser extent, our recently acquired facilities in Kansas and Oklahoma also contributed to the increase in chemical rebates for the quarter.

- Other product sales and gross profit for the third quarter of 2007 also improved over the prior year with a sales increase of $23-million to $65-million and gross profit increase of $9-million to $36-million. Sales and gross profit increases in our seed business accounted for $7-million and $3-million of the increases, respectively.

Retail selling expenses increased $16-million, from $87-million to $103-million. The additional expenses are primarily attributable to increased sales volumes and the addition of our recently acquired facilities in Kansas and Oklahoma. Selling expenses as a percentage of net sales have improved from 25 percent in the third quarter of 2006 to 24 percent for the third quarter this year.

Wholesale

Wholesale third quarter net sales were $563-million compared to $493-million in the third quarter of 2006. Gross profit increased to $158-million from $102-million in the same quarter last year. EBIT of $96-million was more than double the third quarter 2006 EBIT of $47-million.

The increase in net sales and gross profit in the third quarter of 2007 versus the same quarter of 2006 is attributed to:

- Nitrogen sales increased $22-million to $345-million and gross profit increased $19-million to $97-million. Gross profit for domestic nitrogen increased $56-million, primarily due to higher selling prices partially offset by higher costs resulting from a major planned turnaround at our Redwater plant. International gross profit decreased $37-million due to lower sales volumes as a result of decreased production at our Profertil plant from gas supply interruptions as Argentina experienced its coldest winter in more than 80 years. Our domestic nitrogen margins were only slightly lower this quarter than in the second quarter of 2007, despite lower benchmark urea and ammonia prices and a seasonally higher proportion of ammonia sales to the industrial segment.

- Potash sales increased $14-million to $65-million and gross profit increased $16-million to $33-million. International sales volumes and selling prices increased as a result of higher Canpotex requirements and improved global pricing. Sales volumes and average production costs were impacted by a planned turnaround in July and entering the quarter with low inventories. As a result, our potash margins were largely unchanged this quarter compared to the second quarter of 2007, despite higher selling prices. Our potash facility achieved near capacity production rates in both September and October.

- Phosphate sales increased $41-million to $108-million and gross profit increased $22-million to $26-million. The impact of higher selling prices and slightly higher sales volumes were partially offset by an increase in production costs. The increase in per unit production costs was due to higher costs at both our Conda and Redwater facilities. At Conda the increase was due to higher rock, sulphur and ammonia costs, while at Redwater it was due primarily to the higher Canadian dollar and a planned turnaround in the quarter. We have successfully addressed rock processing and costs challenges at our Kapuskasing phosphate rock mine. Our third quarter rock costs at our Kapuskasing rock mine continued to decline this quarter on a Canadian dollar per tonne basis, with costs down more than 30 percent from the same period last year. We do not anticipate importing phosphate rock in the future. Phosphate margins increased almost $100 per tonne versus the same period last year, and were up $13 per tonne compared to the second quarter of 2007.

Wholesale's overall natural gas cost in the third quarter of 2007 was $5.57/MMBtu compared to $4.61/MMBtu for the same quarter of 2006, due to higher U.S. hedged gas costs combined with higher international gas costs. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2007 was $6.13/MMBtu, with the AECO (Alberta) basis differential averaging $0.83/MMBtu lower than NYMEX.

All natural gas derivatives at July 1, 2007 were de-designated as cash flow hedges for accounting purposes and an unrealized net gain of $6-million, representing the expiry value of these positions at July 1, 2007, was deferred and recorded on the consolidated balance sheet. For the quarter ended September 30, 2007, $5-million of deferred losses were recorded in cost of product sold.

All realized and unrealized gains and losses for natural gas derivatives after July 1, 2007 are recognized in Other expenses. For the quarter ended September 30, 2007, an unrealized loss of $20-million was recorded in Other expenses, representing the change in fair value of natural gas derivatives resulting from a decline in the NYMEX and AECO price curve at September 30, 2007 compared to July 1, 2007. Net cash of $6-million paid on natural gas hedges settled in the third quarter was also included in Other expenses.

On September 25, 2007 we announced the closure of our Kenai nitrogen fertilizer operations at the end of the quarter. No expenses related to this closure were incurred during the quarter.

Advanced Technologies

Advanced Technologies' third quarter 2007 net sales were $46-million compared to $25-million in the third quarter of 2006. Gross profit was $11-million in the third quarter of 2007, or $7-million higher than the third quarter of 2006. EBIT was $3-million versus a loss of $3-million for the comparative period. These increases were primarily due to higher ESN margins as well as the inclusion of a full quarter's results for Pursell, which was acquired in August 2006.

Other

EBIT for our Other non-operating business segment for the third quarter of 2007 was a loss of $14-million compared to a loss of $22-million for the same period last year. The decrease in the EBIT loss of $8-million quarter-over-quarter is mainly due to a $21-million increase in foreign exchange gains attributable to the strengthening of the Canadian dollar in the third quarter of 2007 offset by a $12-million increase in stock-based compensation expense.

/T/

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                     2007                       2006               2005
                            ---------------------   ----------------------------   ----
                              Q3      Q2      Q1      Q4     Q3      Q2      Q1     Q4
                            -----   -----   -----   -----   ----   -----   -----   ----
Net sales                   $ 989   2,034     821     899    821   1,816     657    770
Gross profit                  305     572     188     231    196     397     132    207
Net earnings (loss)            51     229     (11)    (62)     1     142     (48)    54
Earnings (loss) per share
   -basic                   $0.38    1.71   (0.08)  (0.47)  0.01    1.08   (0.37)  0.41
   -diluted                 $0.38    1.70   (0.08)  (0.47)  0.01    1.06   (0.37)  0.40

/T/

The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The outlook for global and North American agricultural markets continues to be supported by rising global GDP levels, growth in demand for biofuels and less than optimal crop yields in a number of countries this year. December corn futures prices are $3.75/bu, 50 percent above the five year average. Though corn prices remain historically strong it is likely that growers will elect to grow more soybeans and wheat in 2008, resulting in lower corn area. World wheat ending stocks in 2007-08 were forecast by the USDA at their lowest level since 1975. Wheat producers are expected to receive record wheat prices and global seeded area of wheat is expected to increase significantly in the fall of 2007 and spring of 2008. We expect North American crop input demand to remain robust in the fall of 2007 and spring of 2008. Total international cropland is also expected to expand in the fall of 2007 and 2008, in part because of land not being re-enrolled in the Conservation Reserve Program in the U.S. and the European Commission reducing the land set-aside rate by 10 percent to zero.

The nitrogen market has been supported by strong international demand over the past few months. Though exports from China remain a risk to the urea market, strong demand from India is expected to keep the global nitrogen market in a tight to balanced condition through the end of 2007 and in 2008. Future operating rates of new Iranian nitrogen facilities remain an unknown. A potential risk to North American fertilizer demand in general is if 2007 U.S. corn yields are larger than expected which would further increase corn supplies resulting in lower prices and in turn lower corn area in 2008.

The outlook for the potash market remains positive for the medium-term as supply struggles to meet growing global demand. North American potash inventories remain very tight. Chinese demand for potash has been robust throughout 2007, with imports for the first eight months of the year 88 percent ahead of the same period in 2006. The current Chinese negotiations and associated demand in 2008 remain an important factor, creating some uncertainty for potash markets.

The outlook for the phosphate market continues to be positive. Demand has been strong in Europe and Brazil. Meanwhile, Chinese exportable supplies which were abundant in the first half of 2007 have declined. Supplies within the North American market are tight. September inventories of DAP and MAP combined were 30 percent lower than the five-year average. An uncertainty for the phosphate market looking ahead is the exportable supply from China.

Dry bulk international ocean freight rates have almost doubled over the past year and any further increase would be negative for international potash margins but positive for landed nitrogen prices in net importing regions of North and South America.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand, price level for our major products, future gas prices and availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange rates for U.S., Canadian, Argentine, and the Euro currencies, the rate of inflation in Western Canada in particular and in other regions in which we operate facilities, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls on fertilizers, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, and changes to construction cost, timing of construction, performance of other parties, and political risks associated with our recently announced Egyptian nitrogen project. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2007 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, November 1st at 10:30 a.m. MT (12:30 p.m.
ET). Please visit the following website: www.agrium.com.

(AGRIUM LOGO)

                               THIRD QUARTER 2007

                          INTERIM FINANCIAL STATEMENTS

                       FOR THE THREE AND NINE MONTHS ENDED
                               SEPTEMBER 30, 2007

THIRD QUARTER 2007

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

/T/

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

                                       Three months ended   Nine months ended
                                          September 30,       September 30,
                                       ------------------   ------------------
                                          2007     2006       2007     2006
                                         ------   -----      ------   ------
Sales                                    $1,043   $ 869      $3,999   $3,429
Direct freight                               54      48         155      135
                                         ------   -----      ------   ------
Net sales                                   989     821       3,844    3,294
Cost of product                             684     625       2,779    2,569
                                         ------   -----      ------   ------
Gross profit                                305     196       1,065      725
                                         ------   -----      ------   ------
Expenses
   Selling                                  109      97         334      285
   General and administrative                30      27          86       73
   Depreciation and amortization             44      44         128      128
   Royalties and other taxes                 11       5          30       17
   Other expenses (note 5)                    9      10          22       63
                                         ------   -----      ------   ------
                                            203     183         600      566
                                         ------   -----      ------   ------
Earnings before interest expense and
   income taxes                             102      13         465      159
   Interest on long-term debt                13      14          39       34
   Other interest                             5       2          12       11
                                         ------   -----      ------   ------
Earnings (loss) before income taxes          84      (3)        414      114
                                         ------   -----      ------   ------
   Current income taxes                      16      12          76       63
   Future income taxes (recovery)            17     (16)         69      (44)
                                         ------   -----      ------   ------
   Income taxes (recovery)                   33      (4)        145       19
                                         ------   -----      ------   ------
Net earnings                                 51       1         269       95
   Retained earnings - beginning of
      period                                810     671         602      584
   Common share dividends declared           --      --          (7)      (7)
   Transition adjustment on adoption
      of new accounting standards
      (note 1)                               --      --          (3)      --
                                         ------   -----      ------   ------
Retained earnings -- end of period       $  861   $ 672      $  861   $  672
                                         ======   =====      ======   ======
Earnings per share (note 6)
   Basic                                 $ 0.38   $0.01      $ 2.02   $ 0.72
   Diluted                               $ 0.38   $0.01      $ 2.01   $ 0.72

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                       Three months ended   Nine months ended
                                          September 30,       September 30,
                                       ------------------   -----------------
                                          2007     2006       2007     2006
                                         ------   -----      ------   ------
Operating
Net earnings                             $  51    $   1      $ 269    $  95
Items not affecting cash
   Depreciation and amortization            44       44        128      128
   Gain on disposal of assets and
      investments                           --       (1)        --       (1)
   Future income taxes (recovery)           17      (16)        69      (44)
   Pension curtailment gain                (10)       -        (10)      --
   Other                                    42      (39)        60       27
Net change in non-cash working
   capital                                (219)      20       (347)     (52)
                                         -----    -----      -----    -----
Cash (used in) provided by operating
   activities                              (75)       9        169      153
                                         -----    -----      -----    -----
Investing
   Capital expenditures                    (45)     (50)      (111)    (129)
   Acquisitions, net of cash
      acquired                              --      (88)        --     (648)
   Investment in equity affiliate           --       --        (68)      --
      (Increase) decrease in other
      assets                               (39)      (2)       (47)       8
   Proceeds from disposal of assets
      and investments                       10       --          9       74
   Other                                    --      (17)        --      (32)
   Prepaid construction costs at
      Egypt facility                       (44)      --       (197)      --
                                         -----    -----      -----    -----
Cash used in investing activities         (118)    (157)      (414)    (727)
                                         -----    -----      -----    -----
Financing
   Common shares                             3        2         11       22
   Bank indebtedness                       168      132         91      145
   Long-term debt issuance                  18       --         18      296
   Long-term debt repayment                 --       (9)        --     (136)
   Financing fees on long-term debt        (13)      --        (13)      --
   Common share dividends paid              (7)      (7)       (14)     (14)
   Issue of common shares by
      subsidiary
    to non-controlling interest             10       --         84       --
                                         -----    -----      -----    -----
Cash provided by financing activities      179      118        177      313
                                         -----    -----      -----    -----
Decrease in cash and cash equivalents      (14)     (30)       (68)    (261)
Cash and cash equivalents - beginning
   of period                                55       69        109      300
                                         -----    -----      -----    -----
Cash and cash equivalents - end of
   period                                $  41    $  39      $  41    $  39
                                         =====    =====      =====    =====

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                         As at September 30,        As at
                                       ----------------------   December 31,
                                        2007         2006           2006
                                       ------   -------------   ------------
ASSETS
Current assets
   Cash and cash equivalents           $   41       $   39         $  109
   Accounts receivable                    832          481            566
   Inventories (note 2)                   887          713            747
   Prepaid expenses and deposits          360           54            137
                                       ------       ------         ------
                                        2,120        1,287          1,559
Property, plant and equipment           1,426        1,521          1,332
Intangible assets                          75           70             75
Goodwill                                  181          154            174
Other assets                              209           96            103
Future income tax assets                   11           41             22
                                       ------       ------         ------
                                       $4,022       $3,169         $3,265
                                       ======       ======         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness                   $  318       $  158         $  227
   Accounts payable and accrued
   liabilities                            857          542            732
   Current portion of long-term debt        1            1              1
                                       ------       ------         ------
                                        1,176          701            960
Long-term debt                            669          671            669
Other liabilities                         277          250            265
Future income tax liabilities             210          223            131
                                       ------       ------         ------
                                        2,332        1,845          2,025
Non-controlling interest                  101            5              7
Shareholders' equity                    1,589        1,319          1,233
                                       ------       ------         ------
                                       $4,022       $3,169         $3,265
                                       ======       ======         ======

AGRIUM INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

                                                        Millions                         Millions of U.S. dollars
                                                           of      ---------------------------------------------------------------
                                                         shares                                       Accumulated
                                                        --------                                         other           Total
                                                         Common    Common   Contributed   Retained   comprehensive   shareholders'
                                                         shares    shares     surplus     earnings       income          equity
                                                        --------   ------   -----------   --------   -------------   -------------
Balance as at December 31, 2006                           133       $617         $5         $602          $ 9           $1,233
   Transition adjustments for net deferred gains on
      cash flow hedges (net of tax) (note 1)                                                  (3)           5                2
                                                          ---       ----        ---         ----          ---           ------
Balance as at January 1, 2007                             133        617          5          599           14            1,235
                                                                                                                        ------
   Net earnings                                                                              269                           269
   Unrealized gains on financial cash flow hedges (a)                                                      19               19
   Unrealized losses on available for sale assets                                                          (1)              (1)
   Foreign currency translation adjustment                                                                 62               62
                                                                                                                        ------
   Comprehensive income                                                                                                    349
   Common share dividends                                                                     (7)                           (7)
   Stock compensation exercise and grants                   1         12                                                    12
                                                          ---       ----        ---         ----          ---           ------
Balance as at September 30, 2007                          134       $629         $5         $861          $94           $1,589
                                                          ===       ====        ===         ====          ===           ======
Balance as at December 31, 2005                           131       $583         $3         $584          $10           $1,180
                                                                                                                        ------
   Net earnings                                                                               95                            95
   Foreign currency translation adjustment                                                                 27               27
                                                                                                                        ------
   Comprehensive income                                                                                                    122
   Common share dividends                                                                     (7)                           (7)
   Stock compensation exercise and grants                   1         23          1                                          24
                                                          ---       ----        ---         ----          ---           ------
Balance as at September 30, 2006                          132       $606         $4         $672          $37           $1,319
                                                          ===       ====        ===         ====          ===           ======

Notes to accumulated other comprehensive income:

(a)  Net of tax of $2-million and non-controlling interest of $10-million.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2007
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

/T/

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2006. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year's presentation.

/T/

Accounting Standards and Policy Changes Adopted During Reporting Periods

                                                    Date and Method
Description                                           of Adoption        Impact
-----------                                        ----------------   -----------
Comprehensive Income consists of net income and    January 1, 2007;   Material
   other comprehensive income (OCI). OCI           prospective        prospective
   represents changes in shareholders' equity                         impact
   during a period arising from transactions and
   other events with non-owner sources. The
   Corporation's OCI consists of unrealized

   gains or losses on translation of
   self-sustaining foreign operations and gains and losses and changes in the fair value of the effective portion of cash flow hedging instruments. OCI is presented net of related income taxes. Cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category of shareholders' equity on the consolidated balance sheet. Cumulative translation adjustments (December 31, 2006-
   $9-million) consisting of gains and losses on translation of self-sustaining foreign operations, previously segregated as a separate component of shareholders' equity, are now included in AOCI.

Financial Instruments - Recognition and            January 1, 2007;   Material
   Measurement. The new standards establish        prospective        prospective
   that all financial assets and financial                            impact
   liabilities must be initially recorded at
   fair value on the consolidated balance
   sheet. Subsequent measurement is determined
   by the classification of each financial
   asset and liability, according to the
   following categories:

Financial Instrument    As Classified by Agrium    Subsequent Measurement of
   Classification                                     Gains or Losses at
                                                      Each Period End

Assets or liabilities   Cash and cash              Fair value; unrealized
   held for trading        equivalents;               gains or losses
                           derivative financial       recognized in net income
                           instruments that are
                           not cash flow hedges

Available for sale      Other investments          Fair value; unrealized
   financial assets                                   gains and losses
                                                      recognized in OCI (except
                                                      for excluded
                                                      investments); recognized
                                                      in net income on sale of
                                                      the asset or when asset
                                                      is written down as
                                                      impaired

Held to maturity        None                       Amortized cost using the
   investments                                        effective interest rate
Loans and receivables   Accounts receivable           method; if
Other financial         Bank indebtedness,            asset/liability is
   liabilities             accounts payable,          derecognized or asset is
                           long- term debt            impaired, recognized in
                                                      net income

/T/

For the Corporation, amortized cost generally corresponds to cost. Certain financial instruments are exempt from the standards, including specific long-term investments, assets and obligations arising from employee future benefit plans, and obligations relating to stock-based compensation. The Corporation's investments consist mainly of equity instruments that are excluded from the new standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale.

Certain deferred debt issuance costs previously reported in other assets have been reclassified prospectively and are now reported as a reduction of debt obligations.

All derivative instruments are recorded in the balance sheet at fair value unless exempted from derivative treatment as normal purchases and sales. Under the previous standards, derivatives that met the requirements for hedge accounting were generally recorded on an accrual basis.

/T/

                                                         Date and
                                                          Method
                                                           of
Description                                              Adoption    Impact
-----------                                            -----------   ------
Hedges. The standard establishes when and how hedge    January 1,    See
   accounting may be applied, as well as certain       2007;         table
   disclosure requirements. The standard specifies     prospective   below
   three types of hedging relationships: fair value
   hedges, cash flow hedges, and hedges of a net
   investment in self-sustaining foreign operations.
   Application of hedge accounting is optional. The
   Corporation has elected to apply hedge accounting
   to certain derivative financial instruments
   consisting of gas and foreign exchange cash flow
   hedge contracts.

Upon initial application of the above, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to opening retained earnings or AOCI, depending on the classification of existing assets or liabilities. Transition adjustments relating to derivative contracts designated as cash flow hedges at January 1, 2007 include the following (millions of U.S.
dollars):

                                                         Income
Balance sheet category                           Gross    taxes   Net
----------------------                           -----   ------   ---
Retained earnings
Ineffective portion of qualifying cash flow
   hedges                                         $(4)    $ 1     $(3)
                                                  ---     ---     ---
Accumulated other comprehensive income
Unrealized gains on effective cash flow hedges    $ 8     $(3)    $ 5
                                                  ===     ===     ===

Stripping Costs Incurred in the Production Phase of        January 1,      No
   a Mining Operation requires that costs of removing      2007;           material
   overburden and mineral waste materials should be        prospective     impact
   accounted for according to the benefit received by
   the entity and recorded as either a component of
   inventory or a betterment to the mineral property,
   depending on the benefit received.

Changes in Accounting Policies, Estimates and              January 1,      No
   Corrections of Errors provides guidance as to the       2007;           material
   application of voluntary changes in accounting          prospective     impact
   policy, and provides for retrospective application
   of changes in accounting policy and error.

Determining Variability to be Considered in                January 1,      No
   Consolidation of Variable Interest Entities             2007;           material
   provides guidance in determining the application        prospective     impact
   of accounting standards regarding consolidation of
   variable interest entities based on analysis of the
   design of the entity, including its purpose and the
   nature of risks in the entity.

Income Taxes. The Corporation changed its method of        April 1,        No
   accounting for income tax uncertainties whereby a tax   2007;           material
   benefit will be recognized if it is more likely than    retrospective   impact
   not that the position should be sustained on
   examination. Previously, a tax benefit was recognized
   only when it was probable that the position should be
   sustained on examination. The Corporation believes
   that the threshold of "more likely than not" is more
   widely understood than "probable" and, consequently,
   the new Accounting Policy provides more reliable and
   relevant information.

Accounting Policy Choice for Transaction Costs             July 1,         No
   requires the same accounting policy choice for all      2007;           material
   similar financial instruments or groups of              retrospective   impact
   financial instruments classified as other than held
   for trading.

Accounting Standards and Policy Changes Not Yet Implemented

                                                  Date and Method
Description                                         of Adoption       Impact
-----------                                      ----------------   ---------
Financial Instruments - Disclosures,             January 1, 2008;   Currently
   Financial Instruments - Presentation, and     prospective        being
   Capital Disclosures, require the                                 reviewed
   Corporation to provide additional
   disclosures relating to its financial
   instruments, including hedging instruments,
   and about its capital.

Inventories establishes standards for the       January 1, 2008;   Currently
   measurement and disclosure of inventories    retrospective      being
   including guidance on the determination of                      reviewed
   cost.

2.   INVENTORIES

                     September 30,   September 30,   December 31,
                          2007            2006           2006
                     -------------   -------------   ------------
Raw materials             $166            $117           $123
Finished goods             169             228            189
Product for resale         552             368            435
                          ----            ----           ----
Total inventories         $887            $713           $747
                          ====            ====           ====

/T/

3.   ACCOUNTS RECEIVABLE

At September 30, 2007, the Corporation had sold $2-million (September 30, 2006 - $167-million) under its accounts receivable securitization facility.

/T/

4.   EMPLOYEE FUTURE BENEFITS

                                      Three months ended   Nine months ended
                                         September 30,       September 30,
                                      ------------------   -----------------
                                          2007   2006         2007   2006
                                          ----   ----         ----   ----
Pension plans
   Defined benefit
   Service cost                           $  1   $ 2          $  5   $ 5
   Interest cost                             3     2             8     7
   Expected return on plan assets           (2)   (3)           (7)   (7)
   Amortization of actuarial losses         --     1             1     3
   Curtailment gain                        (10)   --           (10)   --
                                          ----   ---          ----   ---
                                            (8)    2            (3)    8
   Defined contribution                      4     3            13    12
                                          ----   ---          ----   ---
                                            (4)    5            10    20
                                          ----   ---          ----   ---
Post-retirement benefit plans
   Service cost                              1     1             3     2
   Interest cost                             1    --             3     1
   Amortization of actuarial losses          1    --             2    --
                                          ----   ---          ----   ---
                                             3     1             8     3
                                          ----   ---          ----   ---
Total expense                             $ (1)  $ 6          $ 18   $23
                                          ====   ===          ====   ===

During the quarter, the Corporation recognized a curtailment gain of $10-million relating to its U.S. defined benefit plan.

5.   OTHER EXPENSES

                                   Three months ended   Nine months ended
                                      September 30,       September 30,
                                   ------------------   -----------------
                                       2007   2006         2007   2006
                                       ----   ----         ----   ----
Interest income                        $ (9)  $(6)         $(20)  $(11)
Stock-based compensation                 23    10            63     19
Environmental remediation and
   accretion of asset retirement
   obligation                             2     7            (6)    11
Net realized and unrealized loss
   (gain) on non-qualifying
   derivatives                           25    (1)           23     38
Foreign exchange (gain) loss            (21)    2           (39)    --
Provision for doubtful accounts           3     2             9      5
Pension curtailment gain                (10)   --           (10)    --
Other                                    (4)   (4)            2      1
                                       ----   ---          ----   ----
Total other expenses                   $  9   $10          $ 22   $ 63
                                       ====   ===          ====   ====

6.   EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

                                  Three months ended   Nine months ended
                                     September 30,       September 30,
                                  ------------------   -----------------
                                      2007    2006        2007    2006
                                     -----   -----       -----   -----
Numerator:
   Net earnings and numerator
      for basic and diluted
      earnings per share             $  51   $   1       $ 269   $  95
                                     =====   =====       =====   =====
Denominator:
   Weighted average denominator
      for basic earnings per
      share                            134     132         133     132
   Dilutive instruments:
   Stock options (a)                     1       1           1       1
                                     -----   -----       -----   -----
   Denominator for diluted
   earnings per share                  135     133         134     133
                                     =====   =====       =====   =====
  Basic earnings per share           $0.38   $0.01       $2.02   $0.72
  Diluted earnings per share         $0.38   $0.01       $2.01   $0.72

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

/T/

There were 134 million common shares outstanding at September 30, 2007 (September 30, 2006 - 132 million). As at September 30, 2007, the Corporation has outstanding approximately three million (September 30, 2006 - five million) options and options with tandem stock appreciation rights to acquire common shares.

7.   FINANCIAL INSTRUMENTS

The fair value of derivative instruments qualifying for hedge accounting is recorded as the estimated amount that the Corporation would receive (pay) to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models. Fair value of natural gas, foreign exchange and interest rate hedges at September 30, 2007 was nil (September 30, 2006 - $8-million; December 31, 2006 - $4-million), $30-million (September 30, 2006 - $3-million; December 31, 2006 - nil), and $(6)-million (September 30, 2006 - nil; December 31, 2006 - nil), respectively.

Effective July 1, 2007, the Corporation elected to discontinue hedge accounting on derivative contracts that had been designated as cash flow hedges of future natural gas purchases. At the date of de-designation, the hedges were considered as effective. As the hedged anticipated gas purchases are probable to occur, accumulated unrealized gains and losses and changes in fair value of $6-million on the derivative contracts as of July 1, 2007 were recorded in accumulated other comprehensive income.

The fair value of non-qualifying derivative instruments at September 30, 2007 was $(5)-million (September 30, 2006 - $2-million; December 31, 2006 - $4-million).

The amount of net gains and (losses) reported in AOCI expected to be reclassified to net income in the next 12 months is $5-million.

8.   EGYPT NITROGEN PROJECT

The Corporation holds a 60 percent interest in a subsidiary which has entered into contractual obligations for the construction of a nitrogen facility and infrastructure in Egypt. Related commitments include a lump sum turnkey construction contract, financing, and a 25-year natural gas contract for the facility. Total planned construction and related costs are approximately $1.2-billion before capitalized interest. Construction is expected to be completed in 2010.

The Corporation has hedged its exposure to foreign exchange rate fluctuations on Egypt facility construction costs denominated in Euros, and its exposure to floating interest rates on related financing.

Project financing consists of secured non-recourse credit facilities of $940-million. The financing bears interest at LIBOR plus a variable margin and is repayable over 15 years beginning December 2010. The Corporation is required to maintain certain covenants including a minimum ratio of project debt to equity during the construction period. To September 30, 2007, the Corporation drew $18-million on the facilities.

9. SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

/T/

AGRIUM INC.                                                           Schedule 1
Segmentation
(Unaudited - millions of U.S. dollars)

                          Three Months Ended September 30
                     ----------------------------------------
                                                   Advanced
                        Retail      Wholesale    Technologies
                     -----------   -----------   ------------
                     2007   2006   2007   2006    2007   2006
                     ----   ----   ----   ----    ----   ----
Net sales
   - external        $420   $342   $524   $457    $45    $22
   - inter-segment      7     --     39     36      1      3
                     ----   ----   ----   ----    ---    ---
Total net sales       427    342    563    493     46     25
Cost of product       293    252    405    391     35     21
                     ----   ----   ----   ----    ---    ---
Gross profit         $134   $ 90   $158   $102    $11    $ 4
                     ====   ====   ====   ====    ===    ===
Gross profit %         31%    26%    28%    21%    24%    16%
                     ====   ====   ====   ====    ===    ===
Selling Expenses     $103   $ 87   $  7   $  9    $ 2    $ 2
EBITDA (1)           $ 26   $ --   $126   $ 78    $ 7    $--
EBIT (2)             $ 17   $ (9)  $ 96   $ 47    $ 3    $(3)

                        Other          Total
                     -----------   ------------
                     2007   2006   2007    2006
                     ----   ----   -----   ----
Net sales
   - external        $ --   $ --   $989    $821
   - inter-segment    (47)   (39)    --      --
                     ----   ----   ----    ----
Total net sales       (47)   (39)   989     821
Cost of product       (49)   (39)   684     625
                     ----   ----   ----    ----
Gross profit         $  2   $ --   $305    $196
                     ====   ====   ====    ====
Gross profit %         (4%)   --     31%     24%
                     ====   ====   ====    ====
Selling Expenses     $ (3)  $ (1)  $109    $ 97
EBITDA (1)           $(13)  $(21)  $146    $ 57
EBIT (2)             $(14)  $(22)  $102    $ 13

                              Nine Months Ended September 30
                     ------------------------------------------------
                                                           Advanced
                          Retail          Wholesale      Technologies
                     ---------------   ---------------   ------------
                      2007     2006     2007     2006     2007   2006
                     ------   ------   ------   ------   -----   ----
Net sales
   - external        $1,904   $1,591   $1,781   $1,641    $159   $62
   - inter-segment        7       --      156       92      20     3
                     ------   ------   ------   ------    ----   ---
Total net sales       1,911    1,591    1,937    1,733     179    65
Cost of product       1,414    1,221    1,406    1,395     139    53
                     ------   ------   ------   ------    ----   ---
Gross profit         $  497   $  370   $  531   $  338    $ 40   $12
                     ======   ======   ======   ======    ====   ===
Gross profit %           26%      23%      27%      20%     22%   18%
                     ======   ======   ======   ======    ====   ===
Selling Expenses     $  315   $  263   $   20   $   23    $  6   $ 3
EBITDA (1)           $  163   $   97   $  479   $  253    $ 25   $ 6
EBIT (2)             $  138   $   75   $  390   $  155    $ 15   $ 1

                         Other            Total
                     -------------   ---------------
                      2007    2006    2007     2006
                     -----   -----   ------   ------
Net sales
   - external        $  --   $  --   $3,844   $3,294
   - inter-segment    (183)    (95)      --       --
                     -----   -----   ------   ------
Total net sales       (183)    (95)   3,844    3,294
Cost of product       (180)   (100)   2,779    2,569
                     -----   -----   ------   ------
Gross profit         $  (3)  $   5   $1,065   $  725
                     =====   =====   ======   ======
Gross profit %           2%     (5%)     28%      22%
                     =====   =====   ======   ======
Selling Expenses     $  (7)  $  (4)  $  334   $  285
EBITDA (1)           $ (74)  $ (69)  $  593   $  287
EBIT (2)             $ (78)  $ (72)  $  465   $  159

(1) Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Earnings (loss) before interest expense and income taxes.

AGRIUM INC.                                                          Schedule 2a
Product Lines
Three Months Ended September 30,
(Unaudited - millions of U.S. dollars)

                                                               2007
                                    ----------------------------------------------------------
                                            Cost of             Sales     Selling
                                     Net    Product    Gross    Tonnes     Price       Margin
                                    Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    -----   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                       $ 85     $ 76      $  9       246       $346        $ 37
      Urea                           172      108        64       484        355         132
      Nitrate, Sulphate and Other     88       64        24       334        263          72
                                    ----     ----      ----     -----
      Total Nitrogen                 345      248        97     1,064        324          91
   Phosphate                         108       82        26       223        484         117
   Potash (2)                         65       32        33       354        184          93
   Product Purchased for Resale       45       43         2       121        372          17
                                    ----     ----      ----     -----
                                     563      405       158     1,762        320          90
                                    ----     ----      ----     -----
Retail (3)
   Fertilizers                       201      153        48
   Chemicals                         161      111        50
   Other                              65       29        36
                                    ----     ----      ----
                                     427      293       134
                                    ----     ----      ----
Advanced Technologies
   Controlled Release
      Products                        37       28         9
   Other                               9        7         2
                                    ----     ----      ----
                                      46       35        11
                                    ----     ----      ----
Other inter-segment eliminations     (47)     (49)        2
                                    ----     ----      ----
Total                               $989     $684      $305
                                    ====     ====      ====

                                                               2006
                                    ----------------------------------------------------------
                                            Cost of             Sales     Selling
                                     Net    Product    Gross    Tonnes     Price       Margin
                                    Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    -----   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                        $ 74     $ 68     $  6       249       $297        $24
      Urea                            199      133       66       821        242         80
      Nitrate, Sulphate and Other      50       44        6       245        204         24
                                     ----     ----     ----     -----
      Total Nitrogen                  323      245       78     1,315        246         59
   Phosphate                           67       63        4       204        328         20
   Potash (2)                          51       34       17       325        157         52
   Product Purchased for Resale        52       49        3       242        215         12
                                     ----     ----     ----     -----
                                      493      391      102     2,086        236         49
                                     ----     ----     ----     -----
Retail (3)
   Fertilizers                        150      121       29
   Chemicals                          150      116       34
   Other                               42       15       27
                                     ----     ----     ----
                                      342      252       90
                                     ----     ----     ----
Advanced Technologies Controlled
   Release
   Products                            19       16        3
   Other                                6        5        1
                                     ----     ----     ----
                                       25       21        4
                                     ----     ----     ----
Other inter-segment eliminations      (39)     (39)      --
                                     ----     ----     ----
Total                                $821     $625     $196
                                     ====     ====     ====

(1) International nitrogen sales were 198,000 tonnes (2006-457,000); net sales were $53-million (2006-$111-million) and gross profit was $18-million (2006-$55-million).

(2) International potash sales were 185,000 tonnes (2006-152,000); net sales were $30-million (2006-$20-million) and gross profit was $16-million (2006-$11-million).

(3) International retail net sales were $82-million (2006-$51-million) and gross profit was $14-million (2006-$8-million).

AGRIUM INC.                                                          Schedule 2b
Product Lines
Nine Months Ended September 30,
(Unaudited - millions of U.S. dollars)

                                                                2007
                                    -----------------------------------------------------------
                                             Cost of             Sales     Selling
                                      Net    Product    Gross    Tonnes     Price       Margin
                                     Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                       $  329   $  265    $   64      875      $  376       $ 73
      Urea                             518      325       193    1,529         339        126
      Nitrate, Sulphate and Other      333      254        79    1,302         256         61
                                    ------   ------    ------    -----
      Total Nitrogen                 1,180      844       336    3,706         318         91
   Phosphate                           327      256        71      755         433         94
   Potash (2)                          212      102       110    1,222         173         90
   Product Purchased for Resale        218      204        14      692         315         20
                                    ------   ------    ------    -----
                                     1,937    1,406       531    6,375         304         83
                                    ------   ------    ------    -----
Retail (3)
   Fertilizers                       1,060      808       252
   Chemicals                           532      407       125
   Other                               319      199       120
                                    ------   ------    ------
                                     1,911    1,414       497
                                    ------   ------    ------
Advanced Technologies
   Controlled Release
      Products                         150      116        34
   Other                                29       23         6
                                    ------   ------    ------
                                       179      139        40
                                    ------   ------    ------
Other inter-segment eliminations      (183)    (180)       (3)
                                    ------   ------    ------
Total                               $3,844   $2,779    $1,065
                                    ======   ======    ======

                                                                2006
                                    -----------------------------------------------------------
                                             Cost of             Sales     Selling
                                      Net    Product    Gross    Tonnes     Price       Margin
                                     Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                    ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                       $  316   $  272     $ 44       890      $  355      $ 49
      Urea                             529      381      148     1,981         267        75
      Nitrate, Sulphate and Other      187      153       34       794         236        43
                                    ------   ------     ----     -----
      Total Nitrogen                 1,032      806      226     3,665         282        62
   Phosphate                           237      214       23       726         326        32
   Potash (2)                          164       90       74       968         169        76
   Product Purchased for Resale        300      285       15     1,195         251        13
                                    ------   ------     ----     -----
                                     1,733    1,395      338     6,554         264        52
                                    ------   ------     ----     -----
Retail (3)
   Fertilizers                         819      649      170
   Chemicals                           510      405      105
   Other                               262      167       95
                                    ------   ------     ----
                                     1,591    1,221      370
                                    ------   ------     ----
Advanced Technologies
   Controlled Release
      Products                          44       37        7
   Other                                21       16        5
                                    ------   ------     ----
                                        65       53       12
                                    ------   ------     ----
Other inter-segment eliminations       (95)    (100)       5
                                    ------   ------     ----
Total                               $3,294   $2,569     $725
                                    ======   ======     ====

(1) International nitrogen sales were 566,000 tonnes (2006-1,129,000); net sales were $158-million (2006-$276-million) and gross profit was $57-million (2006-$117-million).

(2) International potash sales were 601,000 tonnes (2006-370,000); net sales were $85-million (2006-$48-million) and gross profit was $47-million (2006-$25-million).

(3) International retail net sales were $159-million (2006-$107-million) and gross profit was $30-million (2006-$18-million).

/T/

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors

SUBJECT: ERN

-0-